SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CINEDIGM CORP.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

172407108

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172407108

1	Names of reporting person Individual Retirement Accounts for the benefit of Ronald L. Chez, the Chez Family Foundation and Ronald L. Chez Individually
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,530,398(1)
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 6,530,398(1)
11	Aggregate amount beneficially owned by each reporting person 6,530,398
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.4%(1)
14	Type of reporting person (see instructions) IN

(1)	See Item 5.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated February 10, 2012, as amended by Amendment No. 1 to Schedule 13D dated as of April 23, 2012, Amendment No. 2 to Schedule 13D dated as of October 21, 2013 Amendment No. 3 to Schedule 13D dated as of October 23, 2013 and Amendment No. 4 to Schedule 13D dated as of August 20, 2014 (collectively, the “Schedule 13D”) regarding Cinedigm Corp., f/k/a Cinedigm Digital Cinema Corporation (the “Company”). This Statement constitutes Amendment No. 5 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4. Purpose of the Transaction: is hereby amended by adding the following to the end of the section:

The Reporting Person wrote a letter to Mr. Chris McGurk, Chairman & CEO of the Company, dated June 1, 2015 regarding the Reporting Person becoming a Director and non-executive Chairman of the issuer as well as naming a second Director. A copy of the letter is attached as Annex A to this Amendment No. 5 to Schedule 13D.

Item 5. Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

(a) This statement relates to 5,555,398 shares of Common Stock and warrants to purchase an additional 975,000 shares of Common Stock through exercise of the Warrants (which are exercisable within sixty days), in each case owned by the Reporting Person. Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2014, 76,953,223 shares of Common Stock were outstanding. Therefore, the 6,530,398 shares of Common Stock (including the 975,000 shares of Common Stock exercisable pursuant to the Warrant) beneficially owned by the Reporting Person and reported on this Schedule 13D represents approximately 8.4% of the Company’s outstanding shares (as calculated in accordance with Rule 13d-3(d)(1)(i) of the Regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended).

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c) During the past 60 days, the Reporting Person’s individual retirement account purchased 94,000 shares of Common Stock, at a price of $.8571 per share in an open market transaction. In addition, the Reporting Person’s foundation effected the following purchases of the Company’s securities, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below:

Date	Shares	Unit Cost
4/24/2014	15,800	$.9708
4/27/2015	8,200	.9288
4/28/2015	28,306	.8485
4/29/2015	71,694	.8078

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 1, 2015

By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez

Annex A

June 1, 2015

Mr. Chris McGurk

Chairman & CEO

Cinedigm Corporation

902 Broadway

9th Floor

New York, NY 10010

Subject: Cinedigm Board of Directors

Dear Chris:

I am following up regarding the recent email and communication over the past few days between Gary Loffredo and myself , where you refused to immediately name me as a Board member and arrange for my appointment as the Non Executive Chairman. You will note that I would not accept any cash compensation as Chairman.

I note the letter that was sent to you on May 12, 2015 by Sabra Capital Partners (which was a part of the Schedule 13D regarding Cinedigm filed on May 19, 2015). They note their loss of confidence in the board in protecting the interests of Cinedigm’s shareholders, a concern that, based on Cinedigm’s dealings with me, I at this point share.

Cinedigm’s response to Sabra’s request for Board representation, and my requests, appear to be its May 18 release claiming that it has hired Korn Ferry to search for new board candidates. I find this to be an unacceptable waste of Company resources designed to insulate the directors and otherwise distract from the real and significant concerns of your shareholders, many of whom have contacted me.

The Board and Management seem to be intent on taking actions designed to circumvent the very real concerns of its shareholders. I find that wholly unacceptable and intend to act in a manner to make sure that the interests of the shareholders of Cinedigm are protected. Considering the issues being raised by the other major shareholders of Cinedigm, I would expect that my actions would be well-received by Cinedigm’s investors.

Cinedigm has significant opportunities to achieve success. My goal continues to be to find the most constructive path to work with management to realize that success. I do not, will not, be thwarted in my efforts on behalf of the owners of Cinedigm.

Sincerely,

/s/ Ronald L. Chez
Ronald L. Chez